

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 26, 2010

Daniel J. Sescleifer
Chief Financial Officer
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, Missouri 63141

> **Re:** **Energizer Holdings, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed November 25, 2009**
> **File No. 1-15401**

Dear Mr. Sescleifer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief